UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-39340

AGORA, INC.

(Translation of registrant’s name into English)

Floor 8, Building 12

Phase III of ChuangZhiTianDi

333 Songhu Road

Yangpu District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Agora to Acquire Land Use Rights in Shanghai, China

Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, recently entered into an agreement with the local government to acquire the land use rights for approximately 42,000 square meters of land in the riverside area of Yangpu District, Shanghai, China through an entity (the “Joint Venture”) to be established by Agora and two independent third parties. Agora will hold a 46.39% equity interest in the Joint Venture. The aggregate consideration for acquiring the land use rights is approximately RMB2.5 billion, and Agora expects to pay its share of the consideration in the third quarter of 2022. Agora plans to build a new headquarters on the premises for its business growth.

Safe Harbor Statements

This announcement contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this announcement are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

AGORA, INC.

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chief Financial Officer

Date: June 28, 2022